Mail Stop 4561

July 1, 2008

Mr. David A. Viniar
Chief Financial Officer
The Goldman Sachs Group, Inc.
85 Broad Street
New York, NY 10004

Re: **The Goldman Sachs Group, Inc.**
      Form 10-K for the year ended November 30, 2007
      Filed January 29, 2008
      File No. 001-14965

Dear Mr. Viniar:

       We have reviewed your filing and have the following comments. Please be as detailed as necessary in your response. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended November 30, 2007

Principal Strategies, page 9

1. You disclose that at the beginning of the first quarter of 2008, you reassigned approximately one-half of the traders and transferred approximately one-half of the firm's assets comprising your principal strategies business to a new alternative investment fund managed by your asset management business. Please tell us the nature of the assets transferred and the reasons for the transfer. Please clarify the financial statement impact of this transfer, if any, and why this transfer was not disclosed in the financial statements for the first quarter of 2008.

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of
Operation

Critical Accounting Policies, page 55

2. Please tell us what consideration you gave to including your accounting policy for
    consolidation of variable interest entities as a critical accounting policy.

******

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please understand that we may have additional
comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief